SEC FILE NUMBER
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	001-16391
CUSIP NUMBER
05464C101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	September 30, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Axon Enterprise, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

17800 N. 85th Street
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85255
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Axon Enterprise, Inc. (the “Company”) requires additional time to prepare and complete its financial reports and related review amid a delay in the financial statement close process associated with the Company’s recent implementation of several phases of its Enterprise Resource Planning (“ERP”) and related systems, which were completed and went live during the third quarter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jawad A. Ahsan	480	991-0797
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes ☒ No☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2021, the Company expects to report significant increases in revenue and gross margin compared to the quarter ended September 30, 2020.  The foregoing is subject to completion of the closing of the Company’s financial results for the quarter ended September 30, 2021, including completion of internal controls over financial reporting and reviews by internal financial officers, the Audit Committee of the Board of Directors and external auditors.

Axon Enterprise, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 4, 2021	By:	/s/ JAWAD A. AHSAN
		Name:	Jawad A. Ahsan
		Title:	Chief Financial Officer